Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION OF

MOTUS GI HOLDINGS, INC.

A Delaware Corporation

Motus GI Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: That a resolution was duly adopted on July 20, 2022, by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment at an annual meeting of stockholders held on June 30, 2022, in accordance with Section 242 of the General Corporation Law of the State of Delaware. The proposed amendment is set forth as follows:

Article V of the Certificate of Incorporation of the Corporation, as amended to date, be and hereby is further amended by inserting the following at the end of Section A of Article V:

Upon the filing and effectiveness (“Effective Time”) of this amendment to the Certificate of Incorporation of the Corporation, a twenty-for-one reverse stock split (the “Reverse Split”) of the Corporation’s Common Stock shall become effective, pursuant to which each 20 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time (“Old Common Stock”) shall be combined and converted into one share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (“New Common Stock”), with no corresponding reduction in the number of authorized shares of our Common Stock.

No fractional shares of Common Stock will be issued in connection with the Reverse Split. Stockholders of record who otherwise would be entitled to receive fractional shares, will be entitled to receive cash (without interest) in lieu of fractional shares, equal to such fraction multiplied by the average of the closing sales prices of our Common Stock on the exchange the Corporation is currently trading during regular trading hours for the five consecutive trading days immediately preceding the date of the Effective Time of the Reverse Split (with such average closing sales prices being adjusted to give effect to the Reverse Split).

Each holder of record of a certificate or certificates for one or more shares of the Old Common Stock shall be entitled to receive as soon as practicable, upon surrender of such certificate, a certificate or certificates representing the largest whole number of shares of New Common Stock to which such holder shall be entitled pursuant to the provisions of the immediately preceding paragraphs. Any certificate for one or more shares of the Old Common Stock not so surrendered shall be deemed to represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the certificate shall have been combined, subject to the elimination of fractional share interests as described above.

SECOND: That said amendment will have an Effective Time of 5:00 P.M., Eastern Time, on the filing date of this Certificate of Amendment to the Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 25 day of July, 2022.

MOTUS GI HOLDINGS, INC.

By:	Timothy P. Moran
Name:	Timothy P. Moran
Title:	Chief Executive Officer